Exhibit 99.3

Recon Technology, Ltd Reports Financial Results for the First Six Months of Fiscal Year 2023

BEIJING, March 24, 2023 /PRNewswire/ -- Recon Technology, Ltd (NASDAQ: RCON) (“Recon” or the “Company”), a China-based independent solutions integrator in the oilfield service and environmental protection, electric power and coal chemical industries, today announced its financial results for the first six months of fiscal year 2023.

First Six Months of Fiscal 2023 Financial Highlight:

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Total revenue decreased by approximately RMB8.8 million ($1.3 million) or 16.3% to RMB45.6 million ($6.6 million) for the six months ended December 31, 2022 from RMB54.4 million for the same period in 2021.

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Gross profit decreased by approximately RMB1.4 million ($0.20 million) or 9.5% to RMB13.1 million ($1.9 million) for the six months ended December 31, 2022, from RMB14.5 million for the same period in 2021.

-	Gross margin increased to 28.8% for the six months ended December 31, 2022 from 26.7% for the same period in 2021.
-	Research and development expenses decreased from RMB5.5 million ($0.9 million) for the six months ended December 31, 2021 to RMB5.1 million ($0.7 million) for the same period in 2022.
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Net income decreased by RMB141.3 million ($20.5 million) to net loss of RMB29.9 million ($4.3 million) for the six months ended December 31, 2022 from net income of RMB111.4 million ($17.5 million) for the same period in 2021.

	For the Six Months Ended
	December 31,
	2022		2021		Increase /(Decrease)		Percentage Change
(in RMB millions, except earnings per share; differences due to rounding)
Revenue	RMB	45.6	RMB	54.4	RMB	(8.8)	(16.3)%
Gross profit		13.1		14.5		(1.4)	(9.5)%
Gross margin		28.8%		26.7%		2.1%	/
Net income		(29.9)		111.4		(141.3)	(126.8)%
Net earnings per share –diluted		(0.88)		3.87		(4.75)	(122.7)%

Management Commentary

Mr. Shenping Yin, Founder and CEO of Recon said: “Due to the COVID-19 pandemic restrictions in China in the second half of 2022, both our business activities and those of our customers were restricted by varying degrees. As a result, our revenue for the first six months ended December 31, 2022 decreased by 16.3% compared to the same period of year 2021. Although we maintained a stable gross profit margin, we experienced operating losses and net losses. As China achieved major and decisive strides in the COVID 19 prevention and control efforts in early 2023, we believe our business is back to a favorable direction as we actively pursue business opportunities.”

“Currently, as more markets in China’s energy industry are opening up to non-state-owned companies, we are exploring opportunities in such other markets. We believe that our experience and deep understanding of the energy industry, especially in the fields of oil and gas, will always be the foundation for the company’s long-term growth. In addition, to diversify our sources of revenue and reduce concentration risk, we will continue to leverage recent technological advancements, our knowledge of intelligent equipment and the “Internet of Things” (IoT), and opportunities arising from rising oil prices and climate deterioration caused in part by plastic pollution, to fully utilize our industry and technological knowledge and advantages and seek new opportunities in other industries. We expect to expand on more profitable business lines.”

First Six Months Fiscal 2023 Financial Results:

Revenue

Total revenues for the six months ended December 31, 2022 were approximately RMB45.6 million ($6.6 million), a decrease of approximately RMB8.8 million ($1.3 million) or 16.3% from RMB54.4 million for the same period in 2021. The overall decrease in revenue was mainly due to decrease revenue from automation product and software, oilfield environmental protection and platform outsourcing services segments, which was partially offset by the increased revenue from equipment and accessories segment during the six months ended December 31, 2022.

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Revenue from automation product and software decreased by RMB4.8 million ($0.7 million) or 20.1%. The decrease was mainly caused by decreased orders from Ji Dong oilfield as this client reduced their investment budget and oil and gas extraction activities.

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Revenue from equipment and accessories increased by RMB3.5 million ($0.5 million) or 57.3% due to increased demand for equipment from Qing Hai oilfield companies as oil price increased and their production activities increased.

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Revenue from oilfield environmental protection decreased by RMB6.9 million ($1.0 million) or 35.2%. This was mainly caused by less raw materials we could collect. As a result, our revenue decreased due to lower processing volume compared to the same period last year.

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Revenue from platform outsourcing services decreased by RMB0.6 million ($0.1 million) or 13.9%. The decrease was mainly due to less overall economic activities and lower refueling volumes at gas stations.

Cost of revenue

Total cost of revenues decreased from RMB39.9 million for the six months ended December 31, 2021 to RMB32.4 million ($4.7 million) for the same period in 2022. This decrease was mainly caused by the decreased cost of revenue from automation product and software, oilfield environmental protection and platform outsourcing services segments, which was partially offset by the decreased cost of revenue from equipment and accessories segment during the six months ended December 31. 2022.

Gross profit

Total gross profit decreased to RMB13.1 million ($1.9 million) for the year ended December 31, 2022 from RMB14.5 million for the same period in 2021. Gross profit margin increased slightly to 28.8% for the six months ended December 31, 2022 from 26.7% for the same period in 2021.

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For the six months ended December 31, 2021 and 2022, gross profit from automation product and software was approximately RMB3.3 million and RMB4.1 million ($0.6 million), respectively, representing an increase in gross profit of approximately RMB0.8 million ($0.1 million) or 25.0%. In year 2021, we mainly carried out contracts that were signed during the Covid-19 and low oil price period, during which we used a low-margin strategy to maintain our cooperation business with clients. As oil price increase in 2022, customers recovered and contract terms were improved and margin increased and the margin percentage will also be higher.

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For the six months ended December 31, 2021 and 2022, gross profit from equipment and accessories was approximately RMB3.3 million and RMB3.5 million ($0.5 million), respectively, representing an increase of approximately RMB0.2 million ($30,017 ) or 6.3%. This was mainly driven by high oil price and more demands for heating furnaces with higher margin rather than accessories with lower margin.

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For the six months ended December 31, 2021 and 2022, gross profit from oilfield environmental protection was approximately RMB5.6 million and RMB2.8 million ($0.4 million), respectively, representing a decrease of approximately RMB2.8 million ($0.4 million) or 50.3%. The decrease in gross profit from oilfield environmental protection was primarily attributable to the decreased production of oily sludge.

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For the six months ended December 31, 2021 and 2022, gross profit from platform outsourcing services was approximately RMB2.3 million and RMB2.7 million ($0.4 million), respectively, representing an increase of approximately RMB0.4 million ($0.1 million) or 18.4%, this was mainly because personnel expenses, which constitutes major part of our costs, reduced during the six months ended December 31, 2022.

Operating expenses

Selling and distribution expenses decreased by 14.9% or RMB0.7 million ($0.1 million), from RMB4.7 million in the six months ended December 31, 2021 to RMB4.0 million ($0.6 million) in the same period of 2022.

General and administrative expenses decreased by 44.6% or RMB21.1 million ($3.1 million), from RMB47.3 million in the six months ended December 31, 2021 to RMB26.2 million ($3.8 million) in the same period of 2022.

The Company also recorded an allowance for credit losses of RMB5.7 million for the six months ended December 31, 2021 as compared to a net recovery of credit losses of RMB7.1 million ($1.0 million) for the same period in 2022.

Research and development expenses remained relatively stable with a slight decrease from RMB5.5 million for the six months ended December 31, 2021 to RMB5.1 million ($0.7 million) for the same period of 2022.

Loss from operations

Loss from operations was RMB15.1 million ($2.2 million) for the six months ended December 31, 2022, compared to a loss of RMB37.3 million for the same period of 2021. This RMB22.2 million ($3.2 million) decrease in loss from operations was primarily due to the decrease in operating expense as discussed above.

Change in fair value of warrant liability

Gain in fair value of warrants issued on June 14, 2021 through six months ended December 31, 2021 was RMB147.2 million, and the loss in fair value of warrants was RMB20.1 million ($2.9 million) for the six months ended December 31, 2022.

Interest income

Interest income was RMB5.0 million ($0.7 million) for the six months ended December 31, 2022, compared to interest income of RMB1.8 million for the same period of 2021.

Net income (loss)

As a result of the factors described above, net loss was RMB29.9 million ($4.3 million) for the six months ended December 31, 2022, a decrease of RMB141.3 million ($20.5 million) from net income of RMB111.4 million for the same period of 2021.

Cash

As of December 31, 2022, we had cash in the amount of approximately RMB269.1 million ($39.0 million). As of June 30, 2022, we had cash in the amount of approximately RMB317.0 million ($47.3 million).

Recent Development

On March 17, 2023, the Company announced that it closed its previously announced registered direct offering with certain accredited investors to purchase approximately $8 million worth of its Class A ordinary shares, and Class A ordinary shares warrants in a concurrent private placement, for proceeds of approximately $8 million. In addition, ordinary share purchase warrants to purchase an aggregate of 7,950,769 ordinary shares previously issued by the Company to certain institutional investors on June 16, 2021 had the exercise price reduce to $0.80 in connection with this offering. Company management and its board of directors believe that the capital raise was in company’s best interests to obtain additional funding for its new business segment in the plastics recycling business while confronting near-term market volatility and the recently announced tighter rules and regulations in terms of follow-on offerings from oversea-listed Chinese companies promulgated from the China Securities Regulatory Commission. The Company intends to use the net proceeds for its midterm and long-term operations, including for the Company’s research and development needs for current and future products, expansion of its marketing efforts, and possible acquisition of complementary assets or businesses.

On March 2, 2023, the Company announced that it has formulated preliminary plans to expand into the plastics chemical recycling business. Recon also attended the 27th China Plastics Recycling Conference and Exhibition held on February 28 at Dongguan City of Guangdong Province to explore cutting-edge technologies that work to achieve circular economy goals in eliminating waste and pollution, keeping products and materials in continuous use, and regenerating natural systems..

On Februrary 27, 2023, the Company announced that the mainland China variable interest entity’s subsidiary, Nanjing Recon Technology Co., had achieved preliminary progress on the research and development of a new energy-efficient electric pump that is being conducted at some oilfield sites in China.

About Recon Technology, Ltd (“RCON”)

Recon Technology, Ltd (NASDAQ: RCON) is the People’s Republic of China’s first NASDAQ-listed non-state owned oil and gas field service company. Recon supplies China’s largest oil exploration companies, Sinopec (NYSE: SNP) and The China National Petroleum Corporation (“CNPC”), with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions within several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients. For additional information please visit: http://www.recon.cn/.

Forward-Looking Statements

Recon includes “forward-looking statements” within the meaning of the federal securities laws throughout this press release. A reader can identify forward-looking statements because they are not limited to historical fact or they use words such as “scheduled,” “may,” “will,” “could,” “should,” “would,” “expect,” “believe,” “anticipate,” “project,” “plan,” “estimate,” “forecast,” “goal,” “objective,” “committed,” “intend,” “continue,” or “will likely result,” and similar expressions that concern Recon’s strategy, plans, intentions or beliefs about future occurrences or results. Forward-looking statements are subject to risks, uncertainties and other factors that may change at any time and may cause actual results to differ materially from those that Recon expected. Many of these statements are derived from Recon’s operating budgets and forecasts, which are based on many detailed assumptions that Recon believes are reasonable, or are based on various assumptions about certain plans, activities or events which we expect will or may occur in the future. However, it is very difficult to predict the effect of known factors, and Recon cannot anticipate all factors that could affect actual results that may be important to an investor. All forward-looking information should be evaluated in the context of these risks, uncertainties and other factors, including those factors disclosed under “Risk Factors” in Recon’s most recent Annual Report on Form 20-F and any subsequent half-year financial filings on Form 6-K filed with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by the cautionary statements that Recon makes from time to time in its SEC filings and public communications. Recon cannot assure the reader that it will realize the results or developments Recon anticipates, or, even if substantially realized, that they will result in the consequences or affect Recon or its operations in the way Recon expects. Forward-looking statements speak only as of the date made. Recon undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances arising after the date on which they were made, except as otherwise required by law. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements included herein or that may be made elsewhere from time to time by, or on behalf of, Recon.

For more information, please contact:

Company

Ms. Liu Jia

Chief Financial Officer

Recon Technology, Ltd

Phone: +86 (10) 8494-5799

Email: info@recon.cn

Investor Relations

Janice Wang

Managing Partner

Phone: +86 13811768559 (China)

+1 628 283 9214

Email: services@wealthfsllc.com